PETROBRAS ARGENTINA S.A.

Buenos Aires, August 16, 2016

Messrs

BOLSA DE COMERCIO DE BUENOS AIRES

Sarmiento 299, 2nd Floor

Autonomous City of Buenos Aires

COMISIÓN NACIONAL DE VALORES

25 de mayo 175

Autonomous City of Buenos Aires

Re: Petrobras Argentina S.A. – Leasing Agreement Offer and Service Agreement Offer  –  Enargas Approval.

Dear Sirs,

In my capacity as Head of Market Relations of Petrobras Argentina S.A. (the “Company”), this is to inform you that on August 12 the Company accepted the following offers sent by Transportadora de Gas del Sur (“TGS”): (i) a leasing agreement offer whereunder the Company shall grant the use and enjoyment to TGS, with a purchase option in favor of TGS, of certain assets owned by the Company, located at the compression and treatment plant of Gas Natural Río Neuquén owned by TGS (the “Plant”), which assets will be used for the provision of compression and treatment services by TGS as described below (the “Leasing Agreement Offer”), and (ii) an offer for gas compression and treatment services at the Río Neuquén plant to be provided by TGS to the Company (“Service Agreement Offer” and together with the “Leasing Agreement Offer”,  the “Offers”).

In addition, we inform you that the Argentine Gas Regulatory Agency has approved the acquisition by Pampa Energía S.A. of the capital stock held by Petrobras Participaciones S.L. in the Company  and, on an indirect basis, the 50% of the capital stock of Compañía de Inversiones de Energía S.A. (“CIESA”).

Sincerely yours,

Victoria Hitce

Head of Market Relations